Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

03 JAN -3 AM 11:09

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext. 254
Direct Email: vivian@jcolaw.com

December 24, 2002

SUPPL

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

03003126

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Dear Sirs/Mesdames:

**RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067**

Enclosed please find a copy of the Insider Report for **WILLIAM R. JOHNSTONE** dated December 23, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Vivian Louie
Law Clerk

dlw 1/23

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** - Via Ordinary Mail

Encl.

F:\WPDOC\LTR\ZTEST\ins wrj dec02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4637

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 10 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES: WILLIAM ROY

No.: 88 STREET: DIVADALE DRIVE APT:

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M4G 2P2

BUSINESS TELEPHONE NUMBER: 416-860-7150

BUSINESS FAX NUMBER: 416-860-9843

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

Others U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS									D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US		PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	45,000										45,000	2	See Remark 1
COMMON SHARES	37,500										37,500	1	
OPTIONS	179,000	17	12	2002	50	75,000					254,000	1	See Remark 2
CONVERTIBLE DEBENTURE	$10,000										$10,000	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

1. 45,000 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.
2. The undersigned acquired 75,000 options to purchase common shares at $0.10 per share until December 17, 2007.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 23 12 2002

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

03 JAN -3 AM 11:09

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

December 24, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **WOJCIECH DRZAZGA** dated December 24, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encl.
KES/vl

F:\WPDOC\LTR\ZTEST\ins td dec02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82 - 4637

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 | 10 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES: WOJCIECH

No.: 12 STREET: SOLWAY AVENUE APT:

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L6Z 4E4

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A. Designation of class of securities	B. Balance of class of securities on last report	C. Transactions: Date (Day)	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price	Currency	D. Present balance of class of securities held	E. Direct/indirect ownership, control or direction	F. Identify the registered holder where ownership is indirect or control or direction is exercised
CLASS A SPECIAL	4,135									4,135	1	
OPTIONS	520,000	17	12	2002	50	275,000				795,000	1	See Remark 1
CONVERTIBLE DEBENTURES	$109,875									$109,875	1	
COMMON SHARES	662,034									662,034	1	
COMMON SHARES	89,800									89,800	1	See Remark 2
COMMON SHARES	277,492									277,492	2	See Remark 3

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. The undersigned acquired 275,000 options to purchase common shares at $0.10 per share until December 17, 2007.
2. Held in self-directed RRSP.
3. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 | 12 | 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 | 10 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES: WOJCIECH

No.: 12 STREET: SOLWAY AVENUE APT:

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L4Z 4E4

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	4,135									4,135	1	
OPTIONS	520,000	17	12	2002	50	275,000				795,000	1	See Remark 1
CONVERTIBLE DEBENTURES	$108,875									$108,875	1	
COMMON SHARES	662,034									662,034	1	
COMMON SHARES	89,800									89,800	1	See Remark 2
COMMON SHARES	277,492									277,492	2	See Remark 3

ATTACHMENT: [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. The undersigned acquired 275,000 options to purchase common shares at $0.10 per share until December 17, 2007.
2. Held in self-directed RRSP.
3. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): | |

Exemption No. 82-4637

COPY

03 JAN -3 AM 11:09

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

December 23, 2002

DELIVERED

Ontario Securities Commission
20 Queen Street West, 19th Floor
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067-M-1

Please be advised that ZTEST has granted 900,000 stock options of various types exercisable at $0.10 per share until December 17, 2007 (the "Options"). The Options are non-transferable. The Options were traded to five (5) directors and four (4) senior officers pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on June 28, 1996, and amended by the shareholders at the Annual and Special Meetings held on December 16, 1997, December 21, 1998, February 15, 2000, December 5, 2000 and February 19, 2002, in accordance with the rules of the TSX Venture Exchange, and in reliance upon Ontario Securities Commission Rule 45-503 (the "OSC Rule").

The following further information is provided pursuant to the OSC Rule:

1. Full Name and Address of Vendor:

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   Toronto, Ontario M2H 2C9

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   Toronto, Ontario M2H 2C9

   900,000 director and senior officer stock options to purchase common shares at $0.10 per share until December 17, 2007.

3. Date of Trade

   December 17, 2002

4.	Full Name of Purchaser	Number of Options Acquired	Expiry Date
	William J. Brown 38 Owen Boulevard Toronto, Ontario M2P 1E9	75,000	Dec. 17, 2007
	K. Michael Guerriero 30 Oakwood Drive Cambridge, Ontario N1R 5S3	75,000	Dec. 17, 2007
	Donald Nurse 510 Branstone Drive Waterloo, Ontario N2T 1X8	75,000	Dec. 17, 2007
	Wojciech Drzazga 12 Solway Avenue Brampton, Ontario L4Z 4E4	275,000	Dec. 17, 2007
	John Perreault 7699 Smith Blvd. Pefferlaw, Ontario L0G 1N0	275,000	Dec. 17, 2007
	William R. Johnstone 88 Divadale Drive Toronto, Ontario M4G 2P2	75,000	Dec. 17, 2007
	Michael D. Kindy 7117 Hickling Crescent Mississauga, Ontario L5N 5A3	50,000	Dec. 17, 2007
	Total	**900,000**	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission (Via Ordinary Mail)
British Columbia Securities Commission (Via Ordinary Mail)
TSX Venture Exchange (Via Ordinary Mail)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (Via Ordinary Mail)
ZTEST Electronics Inc. (Via Ordinary Mail)

Encl.

F:\WPDOC\STOCKOPT\GRANT\ZTEST\Various 900K optionsDec02.wpd

Johnstone & Company